Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s post-effective amendment No. 1 to the shelf registration statement on Form F-3 (File No.333-224357) filed with the United States Securities and Exchange Commission on 20 September 2019.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

US$1,000,000,000 2.875% GUARANTEED NOTES DUE 2029

US$500,000,000 3.300% GUARANTEED NOTES DUE 2049

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

Reference is made to the announcement of the Company dated 26 September 2019 in relation to the offering of notes by CNOOC Finance (2013) to be guaranteed by the Company (the “Announcement”). Unless the context requires otherwise, terms defined in the Announcement shall have the same meaning when used herein.

On 27 September 2019, New York time, the Underwriting Agreement was amended and restated to reflect, among other things, the issue price of the 2029 Notes should be 99.432% instead of 99.440% of the principal amount, plus accrued interest, if any, from 30 September 2019 to the issue date.

Save for the above, there is no other change to the information in the Announcement. The Company will further issue overseas regulatory announcement under Rule 13.10B of the Listing Rules reflecting the updated information filed with the SEC.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 27 September 2019

As at the date of this announcement, the Board comprises:

Executive Director	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

Non-executive Director
Wang Dongjin (Vice Chairman)

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